Exhibit 99.4

CONSENT OF Eric Desaulniers

March 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

I, Eric Desaulniers, hereby consent to

1.	the inclusion in this Current Report on Form 6-K of the Company of the scientific and technical information contained in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021 (the “December 31, 2021 Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K;

2.	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the December 31, 2021 Technical Information into the Company’s the registration statement (No. 333-256340) on Form F-10 incorporating by reference the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Eric Desaulniers
Eric Desaulniers